FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 000-50483

CTRIP.COM INTERNATIONAL, LTD.

3F, Building 63-64

No. 421 Hong Cao Road

Shanghai 200233, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A

CTRIP.COM INTERNATIONAL, LTD.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.

By:	/s/ Jane Jie Sun
Name:	Jane Jie Sun
Title:	Chief Financial Officer

Date: May 18, 2006

Exhibit 99.1

Ctrip Reports First Quarter 2006 Financial Results

Shanghai, China, May 17, 2006 - Ctrip.com International, Ltd. (Nasdaq: CTRP), a leading consolidator of hotel accommodations and airline tickets in China, today announced its unaudited financial results for the quarter ended March 31, 2006.

Effective on April 11, 2006, the ratio of Ctrip’s ADSs to ordinary shares was changed from one ADS representing two ordinary shares to one ADS representing one ordinary share. This ratio change had the same effect as a two for one ADS split. The information presented in this press release reflected this ratio change.

Highlights for the First Quarter of 2006

•	Achieved record net revenues of RMB156 million (US$19 million) in the first quarter of 2006, up 60% year-on-year.

•	Gross margin was 82% in the first quarter of 2006, compared to 85% in the same period in 2005 largely due to higher cost of service as a result of increased revenue contribution from air ticketing services.

•	Income from operations was RMB50 million (US$6 million) in the first quarter of 2006 on a GAAP basis. Excluding share-based compensation charges (non-GAAP), income from operations was RMB63 million (US$8 million), up 56% year-on-year.

•	Operating margin was 32% in the first quarter of 2006 on a GAAP basis. Excluding share-based compensation charges (non-GAAP), operation margin was 40%, compared to 41% during the same period in 2005.

•	Net income was RMB48 million (US$6 million) in the first quarter of 2006 on a GAAP basis. Excluding share-based compensation charges (non-GAAP), net income was RMB62 million (US$8 million), up 54% year-on-year.

•	Net margin was 31% in the first quarter of 2006 on a GAAP basis. Excluding share-based compensation charges (non-GAAP), net margin was 40%, compared to 41% in the same period in 2005.

•	GAAP fully diluted earnings per ADS were RMB1.48 (US$0.18). Non-GAAP fully diluted earnings per ADS were RMB1.88 (US$0.23).

•	Share-based compensation charges were RMB13 million (US$2 million), accounted for 9% of the net revenues, or RMB0.41 (US$0.05) per ADS for the first quarter of 2006.

“Despite the fact that the first quarter is normally the slowest season in a year for business travel, we achieved another record quarter in terms of our revenue growth. The continuously rapid growth in travel industry and the effective execution of our strategies in serving the frequent independent travelers market enabled us to increase our revenues across all three major product lines.” said Min Fan, Chief Executive Officer of Ctrip.

James Liang, Chairman of the Board of Ctrip, said: “We are very proud of our achievement in the first quarter. We were able to build upon our past success and continued to deliver excellent results by leveraging our strong brand, scalable business model and loyal customer base. Looking ahead, we are confident that we will continue the healthy growth and achieve optimal return for our shareholders.”

Financial Results

For the first quarter of 2006, Ctrip reported total revenues of RMB167 million (US$21 million), representing a 61% increase from the same period in 2005 and 1% increase from the fourth quarter of 2005.

Hotel reservation revenues totaled RMB96 million (US$12 million) for the first quarter of 2006, representing a 36% increase from the same period in 2005 due to increased volume and commission per room night, and an 8% decrease from the previous quarter due to a seasonally weaker first quarter as a result of reduced hotel bookings from proceeding quarter during the Chinese New Year Holidays.

The total number of hotel room nights booked was approximately 1.38 million in the first quarter of 2006, compared to approximately 1.1 million room nights for the same period in 2005 and approximately 1.52 million room nights in the previous quarter.

Air ticket booking revenues for the first quarter of 2006 were RMB60 million (US$7 million), representing a 103% increase from the same period in 2005 and a 15% increase from the previous quarter, primarily due to a strong growth of air tickets sales volume and higher commission per ticket achieved.

The total number of air tickets sold in the first quarter of 2006 was approximately 1.28 million air tickets, compared to approximately 0.68 million for the same period in 2005 and approximately 1.17 million in the previous quarter.

Packaged-tour revenues for the first quarter of 2006 were RMB9 million (US$1 million), up 173% from the same period in 2005 and 32% from the previous quarter due to increased acceptance of our packaged- tour products by our customers.

For the first quarter of 2006, net revenues were RMB156 million (US$19 million), a 60% increase from the same period in 2005. Net revenues increased slightly from the fourth quarter in 2005.

The gross margin was 82% in the first quarter of 2006, compared to 85% for the same period in 2005. This decrease was largely due to higher cost of services as a result of increased revenue contribution from air ticketing services. The gross margin in the first quarter of 2006 remained relatively consistent with 81% in the previous quarter.

Beginning on January 1, 2006, Ctrip has adopted SFAS 123R, Share-Based Payment, which requires measurement of compensation cost for share-based awards at fair value on the date of grant. As a result, Ctrip recorded a total of RMB13 million (US$2 million) share-based compensation charges, which affected product development, sales and marketing, and general and administrative expenses, during the first quarter of 2006. Ctrip has provided a non-GAAP reconciliation to show the impact of share-based compensation on each of impacted line items in the table attached to this press release.

Product development expenses for the first quarter of 2006 increased by 95% to RMB23 million (US$3 million) from the same period in 2005 and increased by 30% compared to the previous quarter, primarily as a result of the hiring of additional staffs to expand our travel supplier network and the incurrence of RMB3 million (US$0.40 million) for share-based compensation charges. Excluding share-based compensation charges, product development expenses accounted for 13% of the net revenue, slightly higher than 12% during the same period last year and 11% in the previous quarter, due to the hiring of additional staff to expand our travel supplier network.

Sales and marketing expenses for the first quarter of 2006 increased by 56% to RMB35 million (US$4 million) from the same period in 2005, primarily due to hiring of new sales and marketing staff, increased expenses associated with our customer reward program, and the incurrence of RMB2 million (US$0.25 million) for share-based compensation charges. Sales and marketing expenses remained relatively consistent with the previous quarter. Excluding share-based compensation charges, sales and marketing expenses accounted for 21% of the net revenue, compared to 23% during the same period last year and 21% in the previous quarter.

General and administrative expenses for the first quarter of 2006 increased by 136% to RMB21 million (US$3 million) from the same period in 2005, primarily due to the hiring of additional staff, increased accrual for professional expenses and the incurrence of RMB8 million (US$1 million) for share-based compensation charges. General and administrative expenses increased 57% from the previous quarter primarily due to the share-based compensation charges. Excluding share-based compensation charges, general and administrative expenses accounted for 8% of the net revenues, relatively consistent with 9% during the same period last year and 8% in the previous quarter.

Total operating expenses for the first quarter of 2006 were RMB78 million (US$10 million). Excluding share-based compensation charges (non-GAAP), total operating expenses were RMB65 million (US$8 million), representing 41% of the net revenues, compared to 43% in the same period in 2005 and 41% in the fourth quarter of 2005.

Income from operations for the first quarter of 2006 on a GAAP basis was RMB50 million (US$6 million). Excluding share-based compensation charges (non-GAAP), income from operations was RMB63 million (US$8 million), increased 56% from the same period in 2005, and increased slightly from the previous quarter.

Operating margin was 32% in the first quarter of 2006 on a GAAP basis. Excluding share-based compensation charges (non-GAAP), operating margin was 40% compared to 41% in the first quarter of 2005 and 40% in the previous quarter.

Net income for the first quarter of 2006 was RMB48 million (US$6 million) on a GAAP basis. Excluding share-based compensation charges (non-GAAP), net income was RMB62 million (US$8 million), representing a 54% increase from the same period in 2005 mainly due to higher income from operations. Excluding share-based compensation charges, net income decreased by 2% from the fourth quarter of 2005 due to lower government subsidy received in the first quarter of 2006.

Net margin was 31% in the first quarter of 2006 on a GAAP basis. Excluding share-based compensation charges (non-GAAP), net margin reached 40%, compared to 41% for both the same period in 2005 and the fourth quarter of 2005.

The diluted earnings per ADS were RMB1.48 (US$0.18) on a GAAP basis. Excluding share-based compensation charges (non-GAAP), the diluted earnings per ADS were RMB1.88 (US$0.23) for the first quarter of 2006.

As of March 31, 2006, the cash balance increased to RMB794 million (US$99 million), compared to RMB742 million as of December 31, 2005.

Business Outlook

For the second quarter of 2006, Ctrip expects to continue strong year-on-year net revenue growth of approximately 40%.

Note to Financial Statements

Certain accounts for prior years have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement presentation.

Conference Call

Ctrip’s management team will host a conference call at 9:00PM Eastern Time on May 17, 2006 (or 9:00AM on May 18, 2006 in the Shanghai/HK time zone) following the announcement.

The conference call will be available on Webcast live and replay at: http://english.ctrip.com/Public/IR.asp?ID=38 The call will be archived for 12 months at this website.

The dial-in details for the live conference call: U.S. Toll Free Number +1-866-271-6130, International dial-in number +1-617-213-8894; Passcode 67694391.

A telephone replay of the call will be available after the conclusion of the conference call through May 25, 2006. The dial-in details for the replay: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Passcode 25608252.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe” “estimate,” and “confident” and similar statements. Among other things, quotations from management in this press release, as well as Ctrip’s strategic and operational plans, contain forward-looking statements. Ctrip may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Ctrip’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, declines or disruptions in the travel industry, the recurrence of SARS or other contagious disease, Ctrip’s reliance on the relationships with hotel suppliers and airline ticket suppliers, Ctrip’s limited operating history, fluctuations in quarterly operating results, failure of competing against new and exist competitors, and other risks outlined in Ctrip’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. Ctrip does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Ctrip’s unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ctrip uses non-GAAP measures of product development expenses, sales and marketing expenses, general and administrative expenses, operating expenses, income from operations, net income and net income per ADS, each of which is adjusted from the most comparable GAAP results to exclude the share-based compensation charges recorded under Statement of Financial Accounting Standard 123R, “Share-Based Payment”, effective from January 1, 2006. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of Ctrip’s financial performance and liquidity. Ctrip’s management believes the non-GAAP financial measures facilitate better comparison of operation results from quarter to quarter and provide the management better capability to plan and forecast future periods.

The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results.

Reconciliations of Ctrip’s non-GAAP financial measures to consolidated statement of operations information are included in the end of this press release.

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations, airline tickets and packaged-tours in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information

Tracy Cui

Ctrip.com International, Ltd.

Tel: (+86) 21 3406 4880 X 2216

Email: jrcui@ctrip.com

Ctrip.com International, Ltd.

Consolidated Balance Sheet Information

	December 31, 2005 RMB	March 31, 2006 RMB	March 31, 2006 USD
	(Unaudited)	(unaudited)	(unaudited) (Note 1)
ASSETS
Current assets:
Cash	735,061,898	787,428,706	98,223,547
Restricted cash	6,600,000	6,600,000	823,281
Accounts receivable	63,440,215	96,348,460	12,018,469
Prepayments and other current assets	44,077,341	38,469,683	4,798,693
Deferred tax assets	2,135,171	2,649,482	330,496

Total current assets	851,314,625	931,496,331	116,194,486

Long-term deposits	54,284,801	58,821,292	7,337,345
Long-term prepayment	66,430,515	66,430,515	8,286,516
Property, equipment and software	53,552,243	58,004,457	7,235,453
Goodwill	9,515,849	9,515,849	1,187,003
Other long-term assets	803,050	3,124,934	389,803

Total assets	1,035,901,083	1,127,393,378	140,630,606

LIABILITIES
Current liabilities:
Accounts payable	72,353,392	78,616,466	9,806,587
Salary and welfare payable	21,343,901	18,106,904	2,258,648
Taxes payable	16,050,032	13,455,345	1,678,414
Advances from customers	28,172,743	19,302,180	2,407,746
Provisions for customer reward program	19,776,193	22,743,206	2,836,979
Dividend payable	67,273,747	67,273,747	8,391,701
Other payables and accruals	45,344,065	71,610,479	8,932,663

Total current liabilities	270,314,073	291,108,327	36,312,738

Minority interests	871,406	829,139	103,426

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Share capital	2,652,142	2,660,453	331,864
Additional paid-in capital	524,928,856	549,116,727	68,496,604
Statutory reserves	41,769,481	41,769,481	5,210,309
Deferred share-based compensation	(465,255)	—	—
Cumulative translation adjustments	(7,639,603)	(9,968,300)	(1,243,442)
Retained Earnings	203,469,983	251,877,551	31,419,107

Total shareholders’ equity	764,715,604	835,455,912	104,214,442

Total liabilities and shareholders’ equity	1,035,901,083	1,127,393,378	140,630,606

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB8.0167 on March 31, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Certain accounts for prior years have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement presentation.

Ctrip.com International, Ltd.

Consolidated Statement of Operations Information

	Quarter Ended March 31, 2005 RMB	Quarter Ended December 31, 2005 RMB	Quarter Ended March 31, 2006 RMB	Quarter Ended March 31, 2006 USD
	(unaudited)	(unaudited)	(unaudited)	(unaudited) (Note 1)
Revenues:
Hotel reservation	70,574,093	103,857,521	95,629,719	11,928,813
Air-ticketing	29,453,557	51,983,408	59,775,033	7,456,314
Packaged tour	3,394,927	7,020,369	9,265,058	1,155,720
Others	723,092	3,009,992	2,592,865	323,433

Total revenues	104,145,669	165,871,290	167,262,675	20,864,280

Less: business tax and related surcharges	(6,367,981)	(10,415,278)	(11,233,882)	(1,401,310)

Net revenues	97,777,688	155,456,012	156,028,793	19,462,970

Cost of services	(14,999,860)	(29,902,012)	(28,164,948)	(3,513,284)

Gross profit	82,777,828	125,554,000	127,863,845	15,949,686

Operating expenses:
Product development *	(11,790,386)	(17,729,602)	(22,985,588)	(2,867,213)
Sales and marketing *	(22,195,107)	(33,444,218)	(34,515,120)	(4,305,403)
General and administrative *	(8,705,390)	(13,107,929)	(20,514,717)	(2,558,998)

Total operating expenses	(42,690,883)	(64,281,749)	(78,015,425)	(9,731,614)

Income from operations	40,086,945	61,272,251	49,848,420	6,218,072

Interest income	2,662,241	3,844,993	4,278,327	533,677
Other income	2,352,028	5,334,025	2,742,851	342,142

Income before income tax expense and minority interest	45,101,214	70,451,269	56,869,598	7,093,891

Income tax expense	(5,422,136)	(7,906,753)	(8,504,297)	(1,060,822)
Minority interests	(70,566)	21,149	42,267	5,272

Net income	39,608,512	62,565,665	48,407,568	6,038,341

Earnings per ordinary share and per ADS
- Basic	1.25	1.96	1.51	0.19
- Diluted	1.22	1.90	1.48	0.18

Weighted average ordinary shares and ADS outstanding
- Basic	31,575,342	31,927,369	32,067,925	32,067,925
- Diluted	32,406,677	32,929,229	32,815,598	32,815,598
____________
* Share-based compensation charges included are as follows:
Product development	98,084	127,292	3,176,702	396,260
Sales and marketing	62,968	81,720	1,978,929	246,851
General and administrative	271,735	352,656	8,138,835	1,015,235

	432,787	561,668	13,294,466	1,658,346

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the noon buying rate of USD1.00=RMB8.0167 on March 31, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Certain accounts for prior years have been reclassified with no effect on net income or retained earnings to conform to the 2006 financial statement presentation.

Note 3: Effective on April 11, 2006, Company changed ratio of the American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing two (2) ordinary shares to one (1) ADS representing one (1) ordinary share. The change is reflected in the numbers above.

Ctrip.com International, Ltd.

Reconciliation of GAAP and Non-GAAP Results

(RMB, except % and per share information)

	Quarter Ended March 31, 2006
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(22,985,588)	15%	3,176,702	2%	(19,808,886)	13%
Sales and marketing	(34,515,120)	22%	1,978,929	1%	(32,536,191)	21%
General and administrative	(20,514,717)	13%	8,138,835	5%	(12,375,882)	8%

Total operating expenses	(78,015,425)	50%	13,294,466	9%	(64,720,959)	41%

Income from operations	49,848,420	32%	13,294,466	9%	63,142,886	40%

Net income	48,407,568	31%	13,294,466	9%	61,702,034	40%

Diluted earnings per ADS (USD)	0.18		0.05		0.23

	Quarter Ended December 31, 2005
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(17,729,602)	11%	127,292	0%	(17,602,310)	11%
Sales and marketing	(33,444,218)	22%	81,720	0%	(33,362,498)	21%
General and administrative	(13,107,929)	8%	352,656	0%	(12,755,273)	8%

Total operating expenses	(64,281,749)	41%	561,668	0%	(63,720,081)	41%

Income from operations	61,272,251	39%	561,668	0%	61,833,919	40%

Net income	62,565,665	40%	561,668	0%	63,127,333	41%

Diluted earnings per ADS (USD)	0.24		0.00		0.24

	Quarter Ended March 31, 2005
	GAAP Result	% of Net Revenue	Share-based Compensation	% of Net Revenue	Non-GAAP Result	% of Net Revenue
Product development	(11,790,386)	12%	98,084	0%	(11,692,302)	12%
Sales and marketing	(22,195,107)	23%	62,968	0%	(22,132,139)	23%
General and administrative	(8,705,390)	9%	271,735	0%	(8,433,655)	9%

Total operating expenses	(42,690,883)	44%	432,787	0%	(42,258,096)	43%

Income from operations	40,086,945	41%	432,787	0%	40,519,732	41%

Net income	39,608,512	41%	432,787	0%	40,041,299	41%

Diluted earnings per ADS (USD)	0.15		0.00		0.15